SUB ITEM 77C:

The Registrant held its Annual Meeting of Stockholders on May 26, 2005. In addition to the annual election of Directors, shares of the Registrant's common stock were voted on the following proposal presented to the Registrant's stockholders:

To approve the Investment Advisory Agreement between the Registrant and Hottinger Capital Corp.

            FOR                        AGAINST                    ABSTAIN
            ---                        -------                    -------
         19,829,399                    621,653                    194,403